For Immediate Release

September 30, 2005

MAG SILVER CORP. EXPLORATION UPDATE.

Vancouver, B.C. …..MAG Silver Corp. (TSXV: MAG) releases exploration updates for its Mexican silver exploration projects.

Juanicipio:  This project, located in Zacatecas State, is a joint venture (56%/44%) with Industrias Peñoles, the largest silver producer in the world. Peñoles operates the adjoining Fresnillo mine (the largest silver mine in the world) centered 5 kilometres NE from the Juanicipio project area. Drilling is presently underway at Juanicipio. Mapping, sampling, and a series of geophysical surveys have also been completed. Plans include the mobilization of a second drill rig to the property in the fourth quarter and the drilling of approximately five to eight thousand metres of core. The drill program is initially targeting step outs from the high grade intersection in MAG Silver’s drill hole JC03-01 of a mineralized gold/silver vein (2m @ 630 g/t Ag and 10.8g/t Au) typical of the Fresnillo district. This drilling area is also 1200m from the El Saucito (1 million ounces gold equivalent) gold/silver discovery of Peñoles where there are a number of drills continuing to outline the new deposit. Work continues.

Lagartos:  This project is located in the Fresnillo district and is comprised of 135,000 hectares (100% owned) in several large claim blocks to the southeast and northwest of the Fresnillo/El Saucito/Juanicipio silver district. At Cerro Cacalote MAG has identified from satellite imaging, geological groundwork, geophysics and biogeochemistry a potential major expansion to the Fresnillo district 35 kilometres to the north-west of the Fresnillo mine and the MAG-Peñoles Joint Venture. Biogeochemistry sampling have outlined a distinct highly anomalous area for silver, lead, zinc, copper and other elements over an area 8 kilometres long by 3 kilometres wide. The anomalies fall exactly on the targeted structures identified from the high resolution satellite images and geological mapping. Given the position and intensity of the multi-element anomalies and their location on trend with the world’s largest silver mine, these areas are immediate discovery targets.

Batopilas:  This historic district is located in the western Sierra Madres approximately 20 km from the El Sausal Mine operated by Glamis Gold. This district, which produced 300 million ounces of silver from very high grade native silver/calcite veins, is under single ownership for the first time since 1912. The exploration work being carried out by MAG Silver is the first modern exploration ever to be conducted within this 48 square kilometre area. Work to date had included additional Natural Source Audio Magneto Tellurics (NSAMT) geophysics run late last spring and several in-fill lines that have revealed stronger and better defined 3-D anomalies than seen in the initial more regional survey. These geophysical anomalies are coincident with known structures and veins and several are adjacent to the old mine workings. These geophysical results provide strong reinforcement for a decision to drill from the surface rather than use helicopter support, and a road has been designed to reach pad locations for the first 6 drill holes. Road construction will begin as soon as the summer rainy season is fully over, with drilling slated to follow in the late fall.

Guigui: The Guigui project (Santa Eulalia Mining District) lies 22 kilometres east of Chihuahua City, Chihuahua. Santa Eulalia is the largest of a number of similar districts in central Mexico and has produced over 450 million ounces of silver and substantial amounts of lead and zinc over the 300+ year period from 1702 to now. The 2005 Guigui drilling consisted of three holes totalling 2011 metres focused on offsetting encouraging intercepts cut in the 2004 drilling program and an initial shallow (220 m total depth) test of the previously undrilled East Fault of the San Antonio Graben. Hole GG05-07 was a 165  m lateral offset to the best 2004 hole (GG04-06) and cut higher grade, but narrower mineralization in the same structure (see Table below and Press Release of April 30, 2004). Hole GG05-08 cut strongly anomalous values in a 255 m downward offset of GG04-06, and GG05-09 cut just over one ounce per tonne silver in the East Fault.

MAG Silver President Dan MacInnis said “We continue to cut strong indications of silver and base metal mineralization in the same structures and intrusions that host ore being mined in the San Antonio Mine, just 1200 metres to the north of where we drilled. Santa Eulalia is a world class and complex mineralization system, and our five initial drill holes represent the first exploration efforts in this area since the shallow mines in the area were abandoned in the 1800s. We are integrating these results with our exploration models for the area and are already refining targets for future drilling nearby.”

Cinco de Mayo: Adargas: These projects, located in Chihuahua State, occur proximal to the highly favorable western edge of the Chihuahua trough which hosts several large (all greater than 25 million tonnes), operating mining districts including Naica, Santa Eulalia and Bismarck. Biogeochemical sampling of creosote bush (a.k.a. greasewood or gobernadora) along the flanks of Cinco de Mayo Ridge has revealed strong linear anomalies in Zn and Cu that align with strongly geochemically anomalous ferruginous jasperoid and gossan hosting structures sampled systematically in outcrop along the 2 km long ridge. The strength of the anomalies is the basis for a 20 line kilometre orientation NSAMT geophysical survey slated to begin in late October. At Adargas a total of 4 line kilometres of NSAMT geophysics is slated to be run in late October to test a strong conductive anomaly revealed by a Down-Hole UTM geophysical survey run in MAG’s AD04-01 drillhole (Se Press Release of August 30, 2004).

Sierra Ramirez:  Located in Durango State, this 15,000 hectare property has seen little modern exploration. A historical producer of high grade silver and base metals, this district is emerging for MAG Silver as an exciting CRD target of district scale. Metal zoning studies have identified three large mineralized zones where work is presently underway to better define these zones through mapping, geochemical sampling in tandem with structural and alteration studies. Work continues.

TABLE 1:

SELECTED GUIGUI DRILLING ASSAY RESULTS

HOLE	FROM	TO	INTER.	REC	Au	Ag	Ag	Pb	Zn
			metres	%	ppb	ppm	oz/T	ppm	ppm

GG04-05	244.00	244.40	0.40	98	560	109	3.5	56000	43000

GG04-05	769.30	770.10	0.80	100	558	90	2.9	85	1034

GG04-06	498.90	511.90	13.00	99		98	3.1	432	801
				INCLUDING
GG0-406	501.95	510.25	8.30	97		131	4.2	569	1031

GG05-07	338.4	339.8	1.4	98	<0.005	242	7.8	1380	3670

GG05-07	383.65	385.1	1.45	99	<0.005	49.3	1.6	1315	2700

GG05-08	470.7	473	2.3	100	<0.005	13.8	0.4	547	2730

GG05-09	72.7	73.3	0.6	98	0.015	36.8	1.2	86	66

Qualified Person and Quality Assurance and Control: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified

Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder of MAG Silver Corporation and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares. Readers are referred to the qualifying report dated November 19, 2002 by Pincock, Allen and Holt, Qualified person available at www.magsilver.com for background information on the projects.

About MAG Silver Corp.:  MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

Director

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.